UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 25, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Western Gas Partners, LP – File No. 1-34046

Western Gas Equity Partners, LP – File No. 1-35753

CF#36544

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Western Gas Partners, LP and Western Gas Equity Partners, LP submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to their Forms 10-Q filed on August 1, 2018 and an extension of previous grants of confidential treatment for information they excluded from the Exhibits to the Forms listed below.

Based on representations by Western Gas Partners, LP and Western Gas Equity Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Company Name	Form	Exhibit	Filed on	Through
Western Gas Partners, LP	10-Q	10.1	August 1, 2018	August 1, 2028
	10-K	10.29	February 16, 2018	August 1, 2028
	10-Q	10.1	July 26, 2017	August 1, 2028
	10-K	10.23	February 26, 2015	August 1, 2028
Western Gas Equity Partners, LP	10-Q	10.1	August 1, 2018	August 1, 2028
	10-K	10.31	February 16, 2018	August 1, 2028
	10-Q	10.1	July 26, 2017	August 1, 2028
	10-K	10.25	February 26, 2015	August 1, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary